UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33363 / February 1, 2019

In the Matter of

STONE RIDGE TRUST II, ET AL.
510 Madison Ave.
21st Floor
New York, New York 10022
 (812-14900)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V and
Stone Ridge Asset Management LLC filed an application on April 27, 2018, and an amendment
to the application on August 31, 2018 requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of
the Act; under sections 6(c) and 23(c) of the Act, granting an exemption from rule 23c-3 under
the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order
permits certain registered closed-end management investment companies to issue multiple
classes of shares and to impose asset-based service and/or distribution fees and early withdrawal
charges.

On December 4, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 33315). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based service and/or distribution fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Stone Ridge Trust II, et al. (File No. 812-14900),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and/or distribution fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary